UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-39098

PARANOVUS ENTERTAINMENT TECHNOLOGY LTD.

1177 6th Avenue, Floor 5

New York, NY 10036

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Entry into a Material Agreement

As previously disclosed in its press release, on June 15, 2026, Paranovus Entertainment Technology Ltd.’s (the “Company”) entered into a non-binding letter of intent (“LOI”) regarding the proposed acquisition of equity interests of Jabanero Inc., a company incorporated under the laws of New York (“Jabanero” or the “Seller”). Following the due diligence conducted by the management and further commercial negotiations between the parties, the Company decided to proceed with a transaction to purchase the assets relating to an athletic wear business and brand “Heyviva” from Jabanero instead.

On July 30, 2026, the Company entered into an asset purchase agreement (the “Agreement”) with Jabanero, pursuant to which, the Company agreed to purchase from Seller substantially all of the assets relating to the athletic wear business and brand “Heyviva” (the “Transaction”), including intellectual property assets (comprising trademark registrations in the United States, trade names, know-how, and trade secrets), internet domain names and associated websites, social media accounts and handles, inventory, customer data and records (to the extent permitted by applicable law), certain assigned contracts, and all books, records, and goodwill associated with the foregoing (collectively, the “Purchased Assets”). The Purchased Assets do not include Seller’s trademarks and trademark applications registered in the European Union or the United Kingdom (the “EU/UK Marks”), which will be retained by Seller, subject to certain rights and restrictions as set forth in the Agreement. The Agreement provides the Company with a right of first refusal, for a period of seven years following the Closing, to acquire the EU/UK Marks before Seller may sell, assign, or exclusively license them to a third party, or allow any such registration to lapse or be abandoned.

The aggregate purchase price for the Purchased Assets is $33,000,000 in cash. The Company agreed to pay (i) $16,500,000 at the execution of the Agreement; (ii) $4,950,000 within five (5) business days following the completion of the transfer and assignment of all the domain name(s) as set forth in the schedules to the Agreement; (iii) $4,950,000 within five (5) business days after the Company has been recorded as the registered owner of all the U.S. trademark registrations and any pending applications as set forth in schedules to the Agreement in the records of the United States Patent and Trademark Office; and (iv) $6,600,000 within five (5) business days following the completion of the transfer and assignment of all other Purchased Assets to the Company and the Company’s written confirmation that such transfers have been completed in accordance with the Agreement.

The Agreement contains customary representations and warranties made by each of Seller and the Company. The Transaction was closed on August 5, 2026, upon satisfaction or waiver of the closing conditions as set forth in the Agreement.

The Company believes that the Transaction will create meaningful synergies with its existing social commerce capabilities and enhance its ability to drive sustainable long-term growth.

The foregoing summary of the Agreement is subject to, and qualified in its entirety by, such document. A copy of the Agreement is attached hereto as Exhibit 10.1 and is incorporated herein by reference.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Current Report on Form 6-K contains express or implied forward-looking statements that are based on our management’s belief and assumptions and on information currently available to our management. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements relate to future events, potential acquisition opportunities, or our future operational or financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements in this Current Report on Form 6-K include, but are not limited to, statements about:

●	the implementation of our strategic plans for our business;
●	our ability to consummate an attractive acquisition and realize the benefits of such transaction;
●	developments relating to our competitors and our industry;
●	estimates of our expenses, future revenues, capital requirements and our needs for additional financing; and
●	other risks and uncertainties.

In some cases, forward-looking statements can be identified by terminology such as “may,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” “could,” “project,” “intend,” “will,” “will be,” “would,” or the negative of these terms or other comparable terminology and expressions. However, this is not an exclusive way of identifying such statements. These statements are only predictions. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which are, in some cases, beyond our control and which could materially affect results. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under the section entitled “Risk Factors” and elsewhere in this Current Report on Form 6-K. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future performance. You should read this Current Report on Form 6-K and the documents that we reference in this Current Report on Form 6-K and have filed with the U.S. Securities and Exchange Commission (“SEC”) as exhibits hereto completely and with the understanding that our actual future results may be materially different from any future results expressed or implied by these forward-looking statements.

The forward-looking statements in this Current Report on Form 6-K represent our views as of the date of this Current Report on Form 6-K. We anticipate that subsequent events and developments will cause our views to change. Except as expressly required under federal securities laws and the rules and regulations of the SEC, we do not undertake any obligation to update any forward-looking statements to reflect events or circumstances arising after the date of this Current Report on Form 6-K, whether as a result of new information or future events or otherwise. You should therefore not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this Current Report on Form 6-K. You should not place undue reliance on the forward-looking statements included in this Current Report on Form 6-K. All forward-looking statements attributable to use are expressly qualified by these cautionary statements.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Asset Purchase Agreement by and between the Company and Jabanero, dated July 30, 2026

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Paranovus Entertainment Technology Limited

Date: August 5, 2026	By:	/s/ Xiaoyue Zhang
	Name:	Xiaoyue Zhang
	Title:	Chief Executive Officer

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